UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For December 22, 2005	File No. 001-32628

Storm Cat Energy Corporation

(Name of Registrant)

1125 17th Street, Suite 2310, Denver, CO 80202

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F  ☒      FORM 40-F  ☐

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes  ☐      No  ☒

Explanatory Note

On November 21, 2005 Storm Cat Energy Corporation (the “Company”) announced that it entered into an agreement to augment its recent U.S. private placement that closed on October 25, 2005 (the “October Private Placement”) with an additional investment from a single U.S. investor and existing shareholder (the “November Private Placement”).  On November 30, 2005, the Company closed the November Private Placement and sold and issued 2,325,581 common shares of the Company at a price of U.S. $2.15 per share, resulting in gross proceeds to the Company of approximately U.S. $5,000,000.  The November Private Placement was on the same terms and conditions as the October Private Placement, which is more fully described in the Company’s report on Form 6-K filed with the Securities and Exchange Commission (the “SEC”) on November, 1, 2005 (File No. 001-32628).  In addition to the common shares, the investor in the November Private Placement received a common share warrant exercisable for three tenths (3/10) of a common share, for each common share purchased, or 697,674 common shares in the aggregate.  Each full warrant will be exercisable until October 25, 2007, at an exercise price of U.S. $2.52 per share.  In connection with the closing of the November Private Placement, the Company paid placement agents fees in cash in the amount of U.S. $300,000.

On December 5, 2005, the Company entered into a purchase agreement for a private placement with four investors (the “December Private Placement” and together with the November Private Placement, the “Private Placements”).  The Company closed the December Private Placement on December 22, 2005, and sold and issued 992,063 common shares of the Company at a price of U.S. $2.52 per share, resulting in gross proceeds to the Company of approximately U.S. $2,500,000.  In addition to the common shares, each investor received a common share warrant exercisable for three tenths (3/10) of a common share, for each common share purchased, or 297,617 common shares in the aggregate.  Each full warrant will be exercisable until October 25, 2007, at an exercise price of U.S. $2.97 per share.  In connection with the closing of the December Private Placement, the Company paid placement agents fees in cash in the amount of U.S. $150,000.

In connection with the Private Placements, the Company also entered into registration rights agreements with such investors requiring the Company to file with the SEC a Registration Statement covering the common shares issued, including any common shares issued upon exercise of the warrants, by December 31, 2005.  If the Registration Statement is not filed by December 31, 2005 or is not declared effective by the SEC by April 20, 2006, then the Company will be liable to make pro rata payments to each investor in an amount equal to 1.0% of the aggregate amount invested by such investor for each 30-day period or pro rata for any portion thereof following such deadlines.  The registration rights agreements contain indemnification provisions and other terms customary for agreements of this type.

The Company intends to use the net proceeds from the Private Placements to further fund its exploration and drilling programs on its Powder River Basin properties where three drilling rigs are currently active, the Elk Valley project in British Columbia, onshore Cook Inlet, Alaska, and its shallow gas project in Saskatchewan, Canada.

Execution copies of the form of purchase agreement for the November Private Placement, form of purchase agreement for the December Private Placement, form of registration rights agreement for the Private Placements, and form of warrant for the Private Placements are furnished as exhibits to this report as Exhibits 99.1, 99.2, 99.3 and 99.4, respectively, and are incorporated into this report by reference.  The Company also issued three news releases in connection with the Private Placements, copies of which are attached hereto as Exhibits 99.5, 99.6 and 99.7 and incorporated herein by reference.  The above description of the Private Placements are qualified in their entirety by the attached Exhibits 99.1, 99.2, 99.3, 99.4, 99.5, 99.6 and 99.7, as applicable.

The Private Placements were made in reliance upon the exemption from securities registration afforded by the provisions of Regulation D, as promulgated by the SEC under the Securities Act of 1933, as amended, and on the exemption from Canadian prospectus and registration requirements contained in BC instrument 72-503 adopted by the British Columbia Securities Commission.  None of the securities issued pursuant to the November Private Placement may be traded on the TSX Venture Exchange or otherwise sold in Canada or to or for the benefit of a resident of Canada before March 31, 2006 unless permitted under Canadian securities legislation and the rules of the TSX Venture Exchange.  None of the securities issued pursuant to the December Private Placement may be traded on the TSX Venture Exchange or otherwise sold in Canada or to or for the benefit of a resident of Canada before April 22, 2006 unless permitted under Canadian securities legislation and the rules of the TSX Venture Exchange.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 22, 2005	Storm Cat Energy Corporation
(Registrant)

	By:	/s/ J. Scott Zimmerman
	Name:	J. Scott Zimmerman
	Title:	President and Chief Executive Officer

Exhibit Index

Exhibit No.	Exhibit Description

99.1

Form of Purchase Agreement, dated October 19, 2005, by and among Storm Cat Energy Corporation and the Investor as defined and named therein (incorporated by reference to Exhibit 99.1 to Storm Cat Energy Corporation’s report on Form 6-K (Commission File No. 001-32628) filed on November 1, 2005)

99.2	Form of Purchase Agreement, dated December 5, 2005, by and among Storm Cat Energy Corporation and the Investors as defined and named therein

99.3

Form of Registration Rights Agreement entered into by and between Storm Cat Energy Corporation and each of the Investors in the Private Placements (incorporated by reference to Exhibit 99.2 to Storm Cat Energy Corporation’s report on Form 6-K (Commission File No. 001-32628) filed on November 1, 2005)

99.4

Form of Warrant to Purchase common shares of Storm Cat Energy Corporation issued by Storm Cat Energy Corporation in favor of each of the Investors in the Private Placements (incorporated by reference to Exhibit 99.3 to Storm Cat Energy Corporation’s report on Form 6-K (Commission File No. 001-32628) filed on November 1, 2005)

99.5	News release dated November 21, 2005

99.6	News release dated December 5, 2005

99.7	News release dated December 22, 2005